

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

May 13, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 188/2003**

  Subject: Submission of the Reviewed Financial Statements for the First Quarter of Year 2003
  Date: May 9, 2003

- **Stock Exchange of Thailand Filing, SSA 182/2003**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I) in April 2003
  Date: May 9, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 5/27

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 12, 2003

Ref No. SSA 188/2003

9 May 2003

Subject: Submission of the Reviewed Financial Statements for the First Quarter of Year 2003

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the First Quarter Year 2003 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the First Quarter Year 2003 – English Language Version
(3) Management Discussion and Analysis for the First Quarter Year 2003

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the first quarter, ending March 31, 2003 together with an explanation of changes in operating results.

The Company reported a consolidated net profit for the first quarter of 2003 of Baht 353 million, a decrease of Baht 36 million, or 9% over the same period last year (Baht 389 million). This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the first quarter of 2003 amounted to Baht 1,428 million, an increase of Baht 125 million, or 10% over the same period last year (Baht 1,303 million). This was mainly due to:
   - 203 million baht or 151% increase in revenue from Telephone network services to 337 million baht in this quarter up from 134 million baht in the same period last year. This was attributable to:
     - a proportionate consolidation of revenue from Lao Telecommunications Co.,Ltd. This was because in the first quarter the Company has review the power of the company in joint venture agreement between the Company and Government of Lao PDR during the past period, the managements have an opinion that the Company appear to joint control according to recognized in joint venture agreement so since January 1,2003 the Company has accounted for investment in Lao Telecommunication Co.,Ltd. as investment in joint venture company instead of associated company and proportionately consolidate the results of LTC in the Company's consolidated financial statement.
     - an approximately 44% increase in Camshin's prepaid mobile subscribers as well as an increase in average minute utilization per subscriber

- 108 million baht or 117% increase in revenue form Internet business, as a result of an increase in leased line and broadband satellite internet subscribers as well as a recognition of revenue form Loxley Information Services Co.,Ltd after it was acquired by CS Loxinfo Co., Ltd in March 2003. Revenue from Internet business for the first quarter of 2003 was 200 million baht up from 92 million baht in the same period previous year.
- 95 million baht or 10% decrease in revenue from satellite transponder service business, as a result of termination of some non-paying customers as well as Thaicom-3 anomaly in February, together with a 2.5% baht appreciation over the first three-month of the year 2003 compared with the same period last year. These were offset by an increase in revenue from the first generation gateway services and sale of user terminal due to the continuous growth of customer base. Revenue from the transponder service business for the first quarter 2003 amounted to Baht 873 million, decreased from the first quarter of 2002 (Baht 968 million)

2. The Company's consolidated expenses for the first quarter of 2003 amounted to Baht 962 million, an increase of Baht 131 million or 16% over the same period last year (Baht 831 million). This was due to:

   - an increase in the cost of the Internet business due to recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003 as well as an increase in the cost of the telephone business caused by a proportionate consolidation of cost of sale and service from LTC, an increase in inter-connection cost, maintenance cost and amortization of telecommunications equipment from Camshin and a rise in the amount of revenue shared with Cambodian government followed an increase in revenue. Cost of sales and service for the first quarter of 2003 amounted to Baht 790 million, an increase of Baht 121 million or 18% over the same period in 2001 (Baht 669 million);
   - an increase in the expenses from Loxley Information Services Co. Ltd., and Lao Telecommunications offset by a decrease in selling and administrative expenses of Shin Satellite Plc and other subsidiaries. Selling and administrative expenses in the first quarter 2003 was 171 million baht, an increase of 9 million baht or 6%, compared with 162 million baht in the first quarter 2002.

3. The Company's consolidated interest expense for the first quarter 2003 amounted to Baht 37 million, a decrease of Baht 37 million or 50% over the same period in 2001 (Baht 74 million). This was due to the full redemption of a high-interest rate debenture and interest expenses for the iPSTAR project were capitalized to the cost of the project.

4. The Company's consolidated Income Tax for the first quarter 2003 amounted to Baht 75 million, an increase of Baht 67 million or 838% over the same period last year (Baht 8 million). This was substantially due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 13, 2003

SSA 182 /2003

May 9, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in April 2003

To: President
The Stock Exchange of Thailand

Whereas Shin Satellite Public Company Limited ("the Company") issued and offered 8,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant 1) on March 27, 2002 at price 0 baht. The exercise date will be made within the last five business days of every month between 09.00 a.m. and 4.00 p.m., the first exercise date was between March 27 - 31, 2003. The details of exercise and conditions of warrants are as follows;

Exercise Ratio and Exercise Price :

Exercise Ratio : 1 warrant per 1 ordinary share

Exercise Price : 26.75 Baht per share

Maturity of warrants : 5 years from the first date of the issuance and offering of warrants.

Number of ordinary shares reserved for warrants : 8,000,000 shares

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) on April 24 - 30, 2003, as follows;

The number of exercised warrants: 0 units

The number of remaining unexercised warrants: 8,000,000 units

Management Discussion and Analysis

1. Overview

Satellite Transponder Leasing and Related Services

Shin Satellite Plc successfully developed the iPSTAR Project, the Company's new, technologically revolutionary broadband system, with financial support from the US Export Import Bank, COFACE and a group of commercial banks. In this quarter, the Company continued to roll out the first generation of its terrestrial equipment. This will help expand the service infrastructure and volume production ready for the launch of the iPSTAR system and prepare the market in advance for a quick launch of full service later. The iPSTAR satellite is expected to commence full service in 2004.

The Company anticipates that this incident will not affect its operations. Moreover, the final results of an asset impairment test showed that this incident did not affect the book value of Thaicom-3 at all. Therefore, the Company does not have to adjust its value. The Company is now in the process of claiming insurance.

Internet Services

In March 2003, C.S. Communications Co. Ltd. (CSC) completely merged with Loxley Information Services Co. Ltd. (LXS) with a 94.19% stake in LXS. The merged company changed its name to CS Loxinfo Co. Ltd. (CSL). After the completion of the merger, Shin Satellite Plc now holds 50.02% in CSL. The Company foresees increased cost efficiency and synergy after the merger.

Telephone Network Services

Although Cambodia Shinawatra Co. Ltd. (CamShin) experienced the effects of the disturbances in Phnom Penh, it has continued to operate as normal since there was no damage to any control center or transmission equipment. It is now claiming damages from Cambodian Government.

In the first quarter the Company reviewed its authority in its joint venture agreement with the Government of Lao PDR thus far. The management is of the opinion that the Company is in joint control as described in the joint venture agreement. Since January 1, 2003 the Company has accounted for investment in Lao Telecommunication Co. Ltd. as investment in a joint venture company instead of an associated company and proportionately consolidates the results of LTC in the Company's consolidated financial statement.

2. Operating Results

2.1 Financial Statement for 3 months ended March 2003 in comparison with 3 months ended December 2002.

Net profit, operating profit and EBITDA for the first quarter 2003 were 353 million baht, 449 million baht and 744 million baht respectively, went up 40%, 92% and 44% respectively from the last quarter of 2002. This was attributable to:

Revenue

Sales and service revenue in the first quarter 2003 was 1,410 million baht, increased by 127 million or 10% from 1,283 million baht in the fourth quarter 2002. This was due to:

Satellite Transponder leasing and related Services

Revenue from transponder services for the first quarter 2003 was 873 million baht, decreased by 92 million baht or 10%, down from 965 million baht in the fourth quarter 2002, due to

- termination of some non-paying customers
- a 1.5% baht appreciation for the first three-month of the year 2003 compared with the three-month period of the fourth quarter last year
- an outage claim corresponding to Thaicom-3 anomaly
- a decrease in revenue from the sale of First generation gateway. Such sales did not occur in the first quarter of 2003.

Internet Services

Revenue from the Internet business in the first quarter 2003 was 200 million baht, increased by 58 million baht or 41%, up from 142 million baht in the last quarter of 2002. This was substantial due to recognition of the revenue from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003.

Telephone Network Services

Revenue from the telephone network business in the first quarter 2003 was 337 million baht, increased by 161 million baht or 91%, from 176 million baht in the fourth quarter of 2002. This was due to:

- a proportionate consolidation of revenue from LTC as described above. It now has 133,237 subscribers or 14% up from the end of 2002.
- an increase in Camshin's subscribers especially prepaid mobile subscribers, which increased approximately 3% from the end of 2002. As of the end of March 2003, Camshin has 101,184 subscribers, 2.6% up from the end of 2002.

Costs

In the first quarter 2003, the Company had total costs of 790 million, an increase of 34 million baht or 4% compared with the previous quarter (756 million baht), due to the following:

- a decrease in cost of providing satellite services caused by
  - a decrease in costs of the First Generation of iPSTAR services corresponding to a decrease in revenue from First Generation of iPSTAR services.
  - A decrease in backbone cost due to the reduction in capacity usage and also in selling price.
- an increase in the cost of the Internet business due to recognition of cost of sales and service from Loxley Information Services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd., in March 2003.
- an increase in the cost of the telephone business caused by
  - a proportionate consolidation of cost of sales and service from LTC.
  - a rise in the amount of revenue shared with the Cambodian Government following an increase in revenue.

Selling and Administrative Expenses

Selling and administrative expenses in the first quarter 2003 were 171 million baht, a decrease of 122 million baht or 42%, even though the Company recognized expenses from LTC, compared with 293 million baht in the fourth quarter 2002. A major contribution came from a decrease of allowance for doubtful accounts, marketing expenses and bank fees related to the financing of iPSTAR project.

Interest Expenses

Interest expenses was 37 million baht, decreased by 5 million baht or 12% from 42 million baht in the last quarter 2002. This was as a result of the full redemption of a high-interest rate debenture and interest expenses for iPSTAR project were capitalized to the cost of the project.

Gain (Loss) from Foreign Exchange

The Company gained 5 million baht from foreign exchange this quarter, while it gained 7 million baht in the previous quarter. The baht over the 3 months of the first quarter was a bit more appreciated compared with an appreciation of the baht during the 3 months of the previous quarter.

Share of Net Profit from Investments

Due to the change in method of recognition of financial results contributed by LTC from equity method to proportionate consolidation in this quarter, no share of net results from investments appears in the company's financial statement.

Income Tax

Income tax in the first quarter 2003 was 75 million baht, an increase of 55 million baht or 275%, up from 20 million in the fourth quarter 2002. This was substantial due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

2.2 Financial Statement for 3 months ended March 2003 in comparison with 3 months ended March 2002.

Net profit, operating profit and EBITDA for the first quarter 2003 were 353 million baht, 449 million baht and 744 million baht respectively, decreased by 9% and increased by 24% and 20% comparing with the same period last year. This was attributable to:

Revenue

Sales and services in the first quarter 2003 was 1,410 million baht, increased by 216 million or 18% from 1,194 million baht in the first quarter 2002. This was due to:

Satellite Transponder Leasing and Related Services

Revenue from transponder services for the first quarter 2003 was 873 million baht, decreased by 95 million baht or 10%, down from 968 million baht in the same period in the previous year, due to

- termination of some non-paying customers
- a 2.5% baht appreciation over the first three months of the year 2003 compared with the same period in 2002
- an outage claim related to the Thaicom-3 anomaly
- offset by an increase in revenue from the first generation gateway services and sale of user terminals due to the continuous growth of customer base.

Internet Services

Revenue from the Internet business in the first quarter 2003 was 200 million baht, increased by 108 million baht or 117%, up from 92 million baht in the first quarter of 2002. This was substantial due to an increase in leased line subscribers together with broadband satellite internet subscribers i.e. iPTV Turbo and iPSTAR. This quarter, the Company recognized revenue from Loxley Information services Co. Ltd. after it was acquired by CS Loxinfo Co. Ltd. in March 2003.

Telephone Network Services

Revenue from the telephone network business in the first quarter 2003 was 337 million baht, an increase of 203 million baht or 151%, from 134 million baht in the first quarter of 2002. This was due to:

- a proportionate consolidation of revenue from LTC as described above.
- an increase in Camshin's subscribers especially prepaid mobile subscribers, which increased approximately 44% from the end of first quarter last year. Moreover, an increase in the average minute utilization per subscriber was another factor leading to an increase in airtime revenue per subscriber.

Costs

In the first quarter 2003, the Company had total costs of 790 million, an increase of 121 million baht or 18% compared with 669 million baht in the same period previous year, due to the following:

- an increase in the cost of the Internet business due to recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003.
- an increase in the cost of the telephone business caused by
  - a proportionate consolidation of cost of sale and service from LTC.
  - an increase in inter-connection cost, maintenance cost and amortization of telecommunications equipment from Camshin.
  - a rise in the amount of revenue shared with Cambodian government followed an increase in revenue.

Selling and Administrative Expenses

Selling and administrative expenses in the first quarter 2003 was 171 million baht, an increase of 9 million baht or 6%, compared with 162 million baht in the first quarter 2002. This was attributable to an increase in the expenses from Loxley Information Services Co. Ltd., and Lao Telecommunications offset by a decrease in selling and administrative expenses of Shin Satellite Plc and other subsidiaries.

Interest Expenses

Interest expenses amounted to 37 million baht, down by 37 million baht or 50% from 74 million baht in the first quarter 2002, as a result of the full redemption of a high-interest rate debenture and interest expenses for the iPSTAR project were capitalized to the cost of the project.

Gain (Loss) from Foreign Exchange

The Company gained 5 million baht from foreign exchange this quarter, while it gained 31 million baht in the same period the previous year. The baht over the 3 months of the first quarter appreciated 0.7% compared with an appreciation of 2.1% during the 3 months of the first quarter last year.

Share of Net Profit from Investments

Due to the change in method of recognition of financial results contributed by LTC from the equity method to proportionate consolidation in this quarter, there was no share of net results from investments presented in the company's financial statement.

Income Tax

Income tax in the first quarter 2003 was 75 million baht, an increase of 67 million baht or 838%, up from 8 million in the first quarter 2002. This was substantial due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

3 Financial Position

3.1 Assets

3.1.1 Asset Components

At the end of March 2003, the Company had assets of 22,172 million Baht, an increase from the end of 2002 of 9% (20,307 million Baht). The major asset components comprise:

Asset	March 31,2003		December 31,2002	
	Amount (million bt)	% of Total Asset	Amount (million bt)	% of Total Asset
Current Assets	2,685	12.1	2,272	11.2
Property and equipment, net	13,882	62.6	11,649	57.4
Investment in subsidiaries and associates	-	-	778	3.8
Cost of satellite projects under the concession agreement, net	5,343	24.1	5,481	27.0

In this quarter, the company's total assets included the assets of Loxley Information Services Co. Ltd., which was acquired by CS Loxinfo Co. Ltd., in March 2003 and also the assets of Lao Telecommunications Co. Ltd., according to the new accounting method as previously mentioned. Most of Company's assets are fixed. An increase in Property and Equipment in this quarter was accounting for as iPSTAR project expenditure and a proportionate consolidation of LTC's assets.

According to the change in accounting method in this quarter, there was no investment in subsidiaries and associates presented in the Company's consolidated financial statement.

3.1.2 Asset Quality

As of March 31,2003, the Company had no assets for which it had to make provision for asset impairment. Regarding the power anomaly on Thaicom-3, the final results of an asset impairment test showed that this incident did not affect the book value of Thaicom-3.

3.1.3 Accounts Receivable

In this quarter, the Company had an average accounts receivable collection period of 78 days, an increase from 55 days in the same period previous year. This was due to the delay of payment from some customers while negotiations for outage claims with the Company due to the Thaicom-3 anomaly were ongoing. The Company has a policy to closely follow and evaluate its collection performance. The Company analyses individual customers using the specific method and believes it has sufficient provision as of March 31, 2003, for doubtful accounts.

3.2 Liquidity

3.2.1 Current Ratio and Short-term Liabilities

At the end of first quarter 2003, the Company had a current ratio of 0.69 times, increased from 0.43 at the end of 2002. This was due to signing long-term loan agreements for the iPSTAR Project in November 2002. These loans were used to repay existing short-term loans and accounts payable, consequently reducing current liabilities.

2.2.2 Cash Flow

At the end of March 2003, the Company had cash and cash equivalents of 370 million baht, which comprised:

1. Net cash flows from operations - 287 million baht.
2. Net cash flows used in investing activities, 1,778 million baht, of which most cash payments were invested in iPSTAR;
3. Net cash flows from financing activities amounted to 1,257 million baht. The Company has cash flow from long-term loans, most of which came from a loan for the iPSTAR Project.

3.3 Capital Expenditures

The current major investing expense is for the iPSTAR project, with an estimated project cost of approximately US$ 390 million. Sources of funds to proceed with the project are derived from the Company's operating cash flows as well as loans from financial institutions and the guaranteed facilities from the Export and Import Bank of United States of America and COFACE of France. The iPSTAR project is the first broadband satellite project in Asia Pacific. The Company is confident that the project will start operating in 2004.

3.4 Sources of Funds

3.4.1 Capital Structure

At the end of March 2003, the Company had a debt to equity ratio of 1.54, which was comprised of 60.6% debt finance, and 39.4% equity. The Company increased its debt finance from 60%, and 40% equity at the end of 2002. Such increase was due to an increase in net borrowings after loan repayments. Such borrowings were for the iPSTAR project.

3.4.2 Shareholder's Equity

At the end of March 2003, the Company's shareholders' equity was 7,790 million baht, an increase of 586 million baht or 8%, up from 7,204 million baht at the end of 2002. This was due to earnings of net income in this quarter and an increase in minority interest according to the acquisition of Loxley Information Services Co. Ltd.

In this quarter, the Company set additional legal reserves of 74 million baht up from 56 million baht at the end of 2002.

3.4.3 Liabilities

At the end of March 2003, the Company had short-term borrowings and long-term loans (net effect after hedging) of 11,980 million baht, an increase of 1,207 million baht from 10,773 million baht at the end of 2002. That resulted from borrowings for the iPSTAR project, which is expected to commence service in 2004. The Company has a policy to manage its foreign exchange exposure by using an appropriate financial instrument. Moreover, almost 90% of the Company's revenue is US dollars, therefore, the Company can also get a benefit from its "natural hedge."


SEC MAIL PROCESSING
RECEIVED
MAY 2 2 2003
WASH. D.C.
188
SECTION

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2003 AND 2002



PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2003 and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the three-month periods ended 31 March 2003 and 2002 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 21 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
8 May 2003

Shin Corporation Public Company Limited
Balance Sheets
As at 31 March 2003 and 31 December 2002

		Consolidated		Company	
		31 March 2003 Unaudited	31 December 2002 Audited	31 March 2003 Unaudited	31 December 2002 Audited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		2,237,106	2,130,368	1,411,603	984,134
Current investments		312,923	610,420	300,000	600,000
Trade accounts and notes receivable, net	4	2,116,550	1,873,667	243,450	238,447
Amounts due from, advances and short-term loans to related parties	11	106,537	57,937	780,993	851,086
Inventories, net		562,786	439,391	-	-
Other current assets		818,050	857,560	24,493	24,035
Total current assets		6,153,952	5,969,343	2,760,539	2,697,702
Non-current assets					
Investments in subsidiaries, associates and joint ventures	5	25,436,357	23,481,836	30,925,995	28,946,287
Other investments		43,905	43,905	25,000	25,000
Loans to a related party	11	-	-	-	71,452
Property and equipment, net	6	13,654,017	11,905,422	53,915	55,866
Other assets					
Property and equipment under concession agreements, net	6	7,756,731	7,764,709	-	-
Goodwill, net	6	1,700,646	1,659,725	-	-
Intangible assets, net	6	201,605	339,078	38,169	40,614
Other assets		105,675	84,917	6,760	6,866
Total non-current assets		48,898,936	45,279,592	31,049,839	29,146,085
Total assets		55,052,888	51,248,935	33,810,378	31,843,787

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ____________ Director ____________

The notes to the interim consolidated and company financial statements on pages 8 to 26 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Balance Sheets (continued)

As at 31 March 2003 and 31 December 2002

	Notes	Consolidated		Company	
		31 March 2003 Unaudited Baht'000	31 December 2002 Audited Baht'000	31 March 2003 Unaudited Baht'000	31 December 2002 Audited Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	7	1,037,124	2,631,598	-	-
Trade accounts and notes payable		1,548,351	1,514,955	19,740	4,975
Amounts due to and loans from related parties	11	3,497	3,630	371	613
Short-term loan from other company	7	6,102	-	-	-
Current portion of long-term borrowings	7	680,837	652,877	11,603	11,460
Accrued concession fees		1,082,176	629,726	-	-
Provision for liabilities and charges		1,714,250	1,725,963	1,714,250	1,725,964
Other current liabilities		996,286	1,178,700	85,903	125,459
Total current liabilities		7,068,623	8,337,449	1,831,867	1,868,471
Non-current liabilities					
Swap contracts payable, net		71,879	25,564	-	-
Long-term borrowings, net	7	11,256,789	8,542,720	221,660	219,242
Long-term debentures, net	7	2,968,892	2,967,026	2,968,892	2,967,026
Other liabilities		352,098	318,315	140,058	98,464
Total non-current liabilities		14,649,658	11,853,625	3,330,610	3,284,732
Total liabilities		21,718,281	20,191,074	5,162,477	5,153,203
Shareholders' equity					
Share capital					
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		2,937,000	2,937,000	2,937,000	2,937,000
Warrants		607,941	607,941	607,941	607,941
Premium on share capital		4,837,500	4,837,500	4,837,500	4,837,500
Cumulative foreign currency translation adjustment		863	10,192	863	10,192
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		19,764,597	17,797,951	19,764,597	17,797,951
Total parent's shareholders' equity		28,647,901	26,690,584	28,647,901	26,690,584
Minority interests		4,686,706	4,367,277	-	-
Total shareholders' equity		33,334,607	31,057,861	28,647,901	26,690,584
Total liabilities and shareholders' equity		55,052,888	51,248,935	33,810,378	31,843,787

The notes to the interim consolidated and company financial statements on pages 8 to 26 are an integral part of these interim financial statements.



Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 31 March 2003 and 2002

		Consolidated		Company	
		31 March 2003	31 March 2002	31 March 2003	31 March 2002
		Unaudited	Unaudited	Unaudited	Unaudited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		2,158,871	2,129,690	78,831	89,898
Other income	9	34,087	378,913	16,564	329,152
Share of net results from investments - equity method	5	2,046,298	1,445,016	1,989,036	1,396,167
Total revenues		4,239,256	3,953,619	2,084,431	1,815,217
Expenses					
Cost of sales and services		1,296,844	1,206,186	28,762	29,380
Concession fee		374,608	361,747	-	-
Selling and administrative expenses		363,052	373,669	41,107	39,720
Directors' remuneration		3,202	1,467	1,643	1,080
Total expenses		2,037,706	1,943,069	71,512	70,180
Income before interest and tax		2,201,550	2,010,550	2,012,919	1,745,037
Interest expense		(95,775)	(141,112)	(46,273)	(41,879)
Income tax		(60,605)	(24,253)	-	-
Income before minority interests		2,045,170	1,845,185	1,966,646	1,703,158
Share of net result from subsidiaries to minority interests		(78,524)	(142,027)	-	-
Net income for the period		1,966,646	1,703,158	1,966,646	1,703,158
Basic and diluted earnings per share (Baht)	3				
Net income for the period		0.67	0.58	0.67	0.58


SHIN
CORPORATION

The notes to the interim consolidated and company financial statements on pages 8 to 26 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited)

For the three-month periods ended 31 March 2003 and 2002

	Consolidated (Baht'000)							
	Issued and paid up share capital	Warrants	Premium on share capital	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2001	2,937,000	-	4,837,500	500,000	12,516,518	10,480	3,157,250	23,958,748
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	(8,009)	-	(8,009)
Net income for the period	-	-	-	-	1,703,158	-	-	1,703,158
Minority interests increase during the period	-	-	-	-	-	-	1,068,838	1,068,838
As at 31 March 2002	2,937,000	-	4,837,500	500,000	14,219,676	2,471	4,226,088	26,722,735
As at 31 December 2002	2,937,000	607,941	4,837,500	500,000	17,797,951	10,192	4,367,277	31,057,861
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	(9,329)	-	(9,329)
Net income for the period	-	-	-	-	1,966,646	-	-	1,966,646
Minority interests increase during the period	-	-	-	-	-	-	319,429	319,429
As at 31 March 2003	2,937,000	607,941	4,837,500	500,000	19,764,597	863	4,686,706	33,334,607

	Company (Baht'000)							
	Issued and paid up share capital	Warrants	Premium on share capital	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2001	2,937,000	-	4,837,500	500,000	12,516,518	10,480	-	20,801,498
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	(8,009)	-	(8,009)
Net income for the period	-	-	-	-	1,703,158	-	-	1,703,158
As at 31 March 2002	2,937,000	-	4,837,500	500,000	14,219,676	2,471	-	22,496,647
As at 31 December 2002	2,937,000	607,941	4,837,500	500,000	17,797,951	10,192	-	26,690,584
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	(9,329)	-	(9,329)
Net income for the period	-	-	-	-	1,966,646	-	-	1,966,646
As at 31 March 2003	2,937,000	607,941	4,837,500	500,000	19,764,597	863	-	28,647,901


SHIN
CORPORATION

The notes to the interim consolidated and company financial statements on pages 8 to 26 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited)

For the three-month periods ended 31 March 2003 and 2002

		Consolidated		Company	
		31 March 2003	31 March 2002	31 March 2003	31 March 2002
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/(used in) operating activities	10	345,952	520,048	(6,913)	(92,617)
Cash flows from investing activities					
Acquisition of a subsidiary net of cash acquired	5	(217,213)	-	-	-
Purchases of property and equipment		(1,640,166)	(1,169,247)	(3,854)	(1,299)
Investments in intangible assets		(25,157)	(200)	-	-
Investments in property and equipment under concession agreements		(63,819)	(7,539)	-	-
Decrease in short-term investments		300,000	223,554	300,000	-
Increase in loans and advances to related parties		-	-	(1,367)	(9,728)
Receipts from loans and advances to related parties		24,776	5,235	142,912	-
Disposals of a subsidiary, net of cash disposed		-	120,000	-	120,000
Proceeds from disposal of equipment		741	5,625	-	19
Net cash flows from/ (used in) investing activities		(1,620,838)	(822,572)	437,691	108,992
Cash flows from financing activities					
Receipts from short-term loans		287,616	1,584,534	-	50,000
Receipts from long-term loans		3,631,795	42,701	-	-
Borrowing costs		(12,987)	-	-	-
Receipts from share capital issued in a subsidiary and a joint venture	5	245,000	1,800,000	-	-
Share issuance costs		-	(54,000)	-	-
Repayments of short-term loans		(1,995,644)	(1,430,650)	-	(50,088)
Repayments of long-term loans		(770,565)	(34,879)	(187)	(160)
Net cash flows from/ (used in) financing activities		1,385,215	1,907,706	(187)	(248)
Net increase in cash and cash equivalents		110,329	1,605,182	430,591	16,127
Cash and cash equivalents, opening balance		2,130,368	2,066,763	984,134	993,235
Unrealised loss on exchange rate		(3,591)	(14,735)	(3,122)	(15,352)
Cash and cash equivalents, closing balance		2,237,106	3,657,210	1,411,603	994,010


SHIN
CORPORATION

The notes to the interim consolidated and company financial statements on pages 8 to 26 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows (unaudited) (continued)
For the three-month periods ended 31 March 2003 and 2002

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the three-month periods ended 31 March 2003 and 2002 are as follows:

	Consolidated		Company	
	31 March 2003 Baht Million	31 March 2002 Baht Million	31 March 2003 Baht Million	31 March 2002 Baht Million
Interest paid	54.39	112.40	4.68	44.40
Income tax paid	27.88	12.83	2.29	-
Non-cash transactions				
Increase property and equipment and intangible assets from liabilities	646.05	441.95	-	-
Property and equipment under finance leases	1.20	4.20	-	1.4[illegible]
Conversion of accounts payable - purchase of equipment to long-term loans	-	87.73	-	-


SHIN
CORPORATION

The notes to the interim consolidated and company financial statements on pages 8 to 26 are an integral part of these interim financial statements.

1. Basis of preparation

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements.

2. Segment information

Financial information by business segments:

	For the three-month period ended 31 March 2003 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	873.06	197.41	241.21	35.19	779.68	78.83	(46.51)	2,158.87
Share of net results from investments - equity method	-	2,046.27	0.03	-	-	-	-	2,046.30
Total revenues	873.06	2,243.68	241.24	35.19	779.68	78.83	(46.51)	4,205.17
Segment result	231.38	2,122.50	54.90	0.93	(249.27)	7.58	(0.55)	2,167.47
Operating profit								2,167.47

	For the three-month period ended 31 March 2002 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	967.95	172.91	101.32	45.58	810.64	85.55	(54.26)	2,129.69
Share of net results from investments - equity method	-	1,445.03	(0.02)	-	-	-	-	1,445.01
Total revenues	967.95	1,617.94	101.30	45.58	810.64	85.55	(54.26)	3,574.70
Segment result	337.52	1,517.11	(44.46)	2.95	(197.35)	16.19	(0.32)	1,631.64
Operating profit								1,631.64


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

3. Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2003 : 2,937.0 million shares, 2002 : 2,937.0 million shares).

The outstanding warrants in connection with the directors' and employees' share option plan and public offering did not affect the diluted earnings per share since the average share price calculated from the date the warrants which were granted to the reporting period was below the exercise price of the outstanding warrants.

4. Trade accounts and notes receivable, net

	Consolidated		Company	
	31 March 2003 Baht Million	31 December 2002 Baht Million	31 March 2003 Baht Million	31 December 2002 Baht Million
Trade accounts and notes receivable				
- Third parties	1,883.97	1,539.67	210.65	212.15
- Related parties (Note 11)	81.63	246.30	27.26	4.19
Accrued income				
- Third parties	245.35	284.54	2.04	2.04
- Related parties (Note 11)	295.29	193.32	4.41	20.98
Total trade accounts and notes receivable	2,506.24	2,263.83	244.36	239.36
Less Allowance for doubtful accounts	(389.69)	(390.16)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,116.55	1,873.67	243.45	238.45

Outstanding trade accounts and notes receivable from third parties have been aged as follows:

	Consolidated		Company	
	31 March 2003 Baht Million	31 December 2002 Baht Million	31 March 2003 Baht Million	31 December 2002 Baht Million
Current - 3 months	963.81	799.89	-	107.91
Overdue 3 - 6 months	246.72	204.06	107.33	42.00
Overdue 6 - 12 months	215.77	148.32	64.07	32.02
Overdue over 12 months	457.67	387.40	39.25	30.22
Total	1,883.97	1,539.67	210.65	212.15
Less Allowance for doubtful accounts of third parties	(389.69)	(390.16)	(0.91)	(0.91)
Total trade accounts and notes receivable-third parties, net	1,494.28	1,149.51	209.74	211.24



5. Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 March 2003 and 31 December 2002 comprise:

	Consolidated		Company	
	31 March 2003 Baht Million	31 December 2002 Baht Million	31 March 2003 Baht Million	31 December 2002 Baht Million
Investments in subsidiaries	-	-	6,128.10	6,102.92
Investments in associates	24,686.57	23,481.84	24,717.47	22,735.83
Investments in joint ventures	749.78	-	80.42	107.54
Total long-term investments	25,436.35	23,481.84	30,925.99	28,946.29

b) Movements in investment in subsidiaries, associates and joint ventures for the three-month period ended 31 March 2003 comprise:

	Consolidated Baht Million	Company Baht Million
Transactions during the three-month period ended 31 March 2003		
Opening net book value	23,481.84	28,946.29
Share of net results from investments	2,046.30	1,989.04
Dividend received from a joint venture	(73.88)	-
Foreign currency translation adjustment	(17.91)	(9.34)
Closing net book value	25,436.35	30,925.99


SHIN
CORPORATION

5. Investments in subsidiaries, associates and joint venture (continued)

c) The nature of investments in subsidiaries, associates and joint venture can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and to lease equipment for program production, produce TV programs and arrange related marketing events	Thailand	Baht
AD Venture Company Limited and its group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited	Operates a 900 MHz cellular telephone system under a concession from the TOT Corporation Public Company Limited	Thailand	Baht
Joint venture			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from the TOT Corporation Public Company Limited	Thailand	Baht
Lao Telecommunications Company Limited	Operating a telecommunications network in Laos	Laos	Kip


SHIN
CORPORATION

5. Investments in subsidiaries, associates and joint venture (continued)

d) Carrying value of investments in subsidiaries, associates and joint venture

	Consolidated – 31 March 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	15,876.87	24,684.33	-
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.78)	2.24	-
Total investments in associates			8,842.48	15,844.09	24,686.57	-
Joint venture						
Lao Telecommunications Company Limited	US$ 96.84M	49.00	1,281.79	(532.01)	749.78	73.88
Total investment in joint venture			1,281.79	(532.01)	749.78	73..



	Consolidated – 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	13,894.38	22,701.84	505.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.80)	2.22	-
Lao Telecommunications Company Limited	US$ 96.84M	49.00	1,281.79	(504.01)	777.78	62.70
Total investments in associates			10,124.27	13,357.57	23,481.84	568.18


SHIN
CORPORATION

5. Investments in subsidiaries, associates and joint venture (continued)

	Company -31 March 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	1,227.91	3,296.49	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(924.46)	2,372.80	-
AD Venture Company Limited	550.00	90.91	500.00	(338.78)	161.22	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	20.55	30.55	-
SC Matchbox Company Limited	9.00	99.96	71.97	191.28	263.25	-
Merry International Investments Corporations	US$ 1.00	100.00	-	3.79	3.79	-
Total investments in subsidiaries			5,947.81	180.29	6,128.10	-
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	15,910.01	24,717.47	-
Total investment in an associate			8,807.46	15,910.01	24,717.47	-
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(795.18)	80.42	-
Total investment in joint venture			875.60	(795.18)	80.42	-

	Company -31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	1,059.40	3,127.98	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(784.57)	2,512.69	-
AD Venture Company Limited	550.00	90.91	500.00	(334.63)	165.37	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	20.41	30.41	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	190.71	262.68	119.95
Merry International Investments Corporations	US$ 1.00	100.00	-	3.79	3.79	-
Total investments in subsidiaries			5,947.81	155.11	6,102.92	124.95
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	13,928.37	22,735.83	505.48
Total investment in an associate			8,807.46	13,928.37	22,735.83	505.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(768.06)	107.54	-

SHIN CORPORATION

Total investment in joint venture	875.60	(768.06)	107.54	-

5. Investments in subsidiaries, associates and joint venture (continued)

e) Significant movements in investments during the three-month period ended 31 March 2003

Loxley Information Service Company Limited

On 6 March 2003, CS Loxinfo Company Limited ("CSL"), a subsidiary of Shin Satellite Public Company Limited ("SATTEL") acquired share capital of Loxley Information Service Company Limited ("Loxserv") comprising 24.50 million shares at Baht 10 each (representing a 94.19% shareholding) from Point Asia Dot Com (Thailand) Company Limited ("PA") which CSL issued the additional ordinary shares of 24.50 million shares at Baht 10 each to a group of shareholders of PA. As required under the Share Purchase Agreement, Shin Broadband Internet (Thailand) Company Limited ("SBI"), which is parent company of CSL, has provided indemnity warranty to PA in respect of the contingent liabilities that CSL might incur prior to the acquisition date for a period of two years commencing from the closing date of the Share Purchase Agreement.

The increase in share capital of CSL of 25.75 million shares, of which 1.25 million new shares were offered to SBI at Baht 563.20 per share and 24.50 million new shares were offered to a group of shareholders of PA at Baht 10 each, resulted in a decrease in the percentage of shareholding in CSL by SBI from 98.07% to 50.02%, resulting in a gain on dilution of Baht 6.40 million being presented in the statement of income for the three-month period ended 31 March 2003 and an increase in minority interests of Baht 238.60 million.

The fair value of the assets and liabilities acquired by investing in Loxserv can be summarized as follows:

	Baht'000
Cash and cash equivalent	29,083.93
Current assets	140,797.67
Non-current assets	239,539.78
Current liabilities	(218,283.81)
Non current liabilities	(512.69)
Net fair value of assets	190,624.88
Net fair value of the acquisition (94.19%)	179,549.58
Total consideration	246,296.87
Goodwill	66,747.29
Net cash payment for a subsidiary	(217,212.94)

Goodwill recognised on the investment in Loxserv of Baht 66.75 million is presented as a goodwill in the balance sheet (Note 6) and is amortised by the straight-line method over its estimated useful life not exceeding 8 years.

Net assets from acquisition are stated at the net book value at the date of acquisition. The subsidiary is in the process of appraising the fair value of the above assets. The subsidiary expected to complete within June 2003. The difference between net book value and net fair value will be adjusted through goodwill.

ITV Public Company Limited

ITV Public Company Limited has invested in additional registered share capital in Artware Media Company Limited, a subsidiary, at the full amount of Baht 19 million in February 2003.


SHIN
CORPORATION

5. Investments in subsidiaries, associates and joint venture (continued)

AD Venture Company Limited Group

ArcCyber group, a joint venture of AD Venture Company Limited has a plan to cease its operation within the year 2003.

Advanced Info Service Public Company Limited ("ADVANC")

At the Board of Directors' meeting of ADVANC, held on 14 November 2002, the Board approved the repurchase of its shares with the stipulated condition that the amount should not exceed 90 million shares or the equivalent of 3.07% of the total of the ADVANC' s issued and paid -up shares.

During the quarter ended 31 March 2003, ADVANC repurchased its 0.38 million shares (for the year 2002 : 2.16 million shares) at an average price of Baht 32.81 per share (for the year 2002: Baht 32.67 per share).

Lao Communications Company Limited

A subsidiary has a joint venture agreement with the Lao Government in respect of Lao Telecommunication Company Limited ("LTC"). Previously, the subisidairy has accounted for its interest in LTC under the Joint Venture Agreement as an investment in as associate based on the subsidiary's assessment of its ability to fully exercise the joint control afforded to it under the Joint Venture Agreement.

A subsidiary has now reviewed its powers under the Joint Venture Agreement and the actions undertaken by itself and the joint power (the Lao Government) in the period since acquiring its interest in LTC. As a result of this review, the subsidiary now considers that it has the ability to exercise the joint venture powers that it has under the Joint Venture Agreement and therefore with effective from 1 January 2003, the subsidiary has accounted for its interest in LTC as a joint venture, under the proportionate consolidation method in accordance with the accounting standard for financial reporting of interests in joint ventures. The subsidiary has accounted for this as a change in status in its investment, and has not restated the comparatives. Therefore, the comparatives present for the subsidiary's interest in LTC under the equity method of accounting as an associate. This change in status from associate to joint venture does not impact the subsidiary's consolidated shareholders' equity as at 31 March 2003 or net income for the three-month period ended 31 March 2003.

The Company has accounted for the investment in LTC under an equity method for the interim financial statements for the three-month period ended 31 March 2003 because the impact of the proportionate consolidation was insignificant to the consolidated financial position as at 31 March 2003 and the consolidated results of operations for the three-month period ended 31 March 2003.

If the Company accounted for investment in LTC under the proportionate consolidation method, the consolidated financial position as at 31 March 2003 and the results of operations for the three-month period ended 31 March 2003 were as follows:


CORPORATION

5. Investments in subsidiaries, associates and joint venture (continued)

Lao Communications Company Limited (continued)

Condensed consolidated financial position at 31 March 2003

Assets	Million Baht
Current assets	
Cash and current investment	2,624.53
Trade accounts and notes receivable – net	2,235.57
Inventory - net	590.30
Other current assets	906.97
Total current assets	6,357.37
Investment in associates and others	24,730.47
Property and equipment – net	14,254.48
Property and equipment under concession agreements, net	7,756.73
Other assets	2,055.81
Total non-current assets	48,797.49
Total Assets	55,154.86
Liabilities and Shareholders' Equtiy	
Current liabilities	
Short-term borrowings	1,724.06
Trade accounts and notes payable	1,612.96
Other current liabilities	3,826.62
Total current liabilities	7,163.64
Long-term borrowings – net	14,225.68
Other liabilities	430.93
Total non-current liabilities	14,656.61
Total liabilities	21,820.25
Shareholders' equity	33,334.61
Total Liabilities and Shareholders' Equtiy	55,154.86

Condensed operating result for the three-month period ended 31 March 2003

	Million Baht
Revenues	2,334.45
Cost of sales and expenses	(2,194.87)
Income before share of net result and income tax	139.58
Share of net result from investment – equity method	1,982.52
Income tax	(76.93)
Income before minority interests	2,045.17
Share of net result from subsidiaries to minority interests	(78.52)
Net income	1,966.65

According to the Joint Venture Agreement between a subsidiary and the Government of Laos PDR., the subsidiary will transfer all of its shares in LTC to the Government of Laos PDR, without any charges on the expiration date of the Joint Venture Agreement in 2021.

The shareholders' meeting of LTC dated 24 January 2003 passed a resolution to approve the dividend payment of USD 3.5 million to the shareholders for the operation of LTC in 2002.


SHIN
CORPORATION

6. Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transactions during the three-month period ended 31 March 2003				
Opening net book value	11,905.42	7,764.71	1,659.73	339.08
Additions	1,695.66	63.81	-	30.15
Increase from acquisition of a subsidiary, net	169.96	46.59	66.75	-
Write-off, net	(4.39)	(2.69)	-	-
Disposals, net	(5.14)	-	-	-
Reversal of provision for equipment	11.45	-	-	-
Reclassified, net	-	123.25	-	(123.25)
Transferred, net	5.82	-	-	(17.37)
Depreciation/amortisation charge	(112.32)	(238.94)	(25.84)	(27.01)
Foreign currency translation adjustment	(12.44)	-	-	-
Closing net book value	13,654.02	7,756.73	1,700.64	201.60
As at 31 March 2003				
Cost	15,717.47	14,350.59	1,929.84	687.28
Less Accumulated depreciation/ amortisation	(1,984.22)	(6,593.86)	(229.20)	(485.68)
Less Provision for impairment	(79.23)	-	-	-
Net book value	13,654.02	7,756.73	1,700.64	201.60

As at 31 March 2003, consolidated property and equipment included a subsidiary' s project in progress of Baht 10,251 million relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR -1 in 2004. According to the concession agreement entered into with the Ministry of Information, Communication and Technology, the subsidiary must transfer its ownership of iPSTAR Satellite to the Ministry of Information, Communication and Technology on the date of the completion of construction and installation.

Borrowing costs of Baht 311 million arising on financing specifically entered into for assets under construction, were capitalised during the period (for the year 2002: Baht 356 million).

In the first quarter of 2003, the subsidiary has concluded its investigation of whether the carrying value of ThaiCom 3 has suffered impairment as a result of the power supply system failure. This investigation concludes that the current carrying value continues to be appropriate as recoverable value in use is higher.

Property and equipment includes property and equipment under concession agreements of a subsidiary of approximately Baht 1,984 million. According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

On 29 January 2003, a subsidiary experienced the effects of disturbances in Phnom Penh, Cambodia. Its building was damaged and some personal computers were looted (the net book value of all fixed assets in the building as of March 2003 was approximately USD 0.45 million). However, the operation has continued as normal as there was no damage to any control centre or transmission equipment. The subsidiary is now claiming compensation for these damages from the Cambodian Government. These financial statements do not take into account of any costs or damages claims related to the Cambodia incident.

During this quarter, a subsidiary returned assets under concession to the Prime Minister's Office (PMO) at a cost of Baht 19 million because the subsidiary did not use these assets. These assets were fully amortised.

SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Capital expenditure and commitments (continued)

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transaction during the three-month period ended 31 March 2003		
Opening net book value	55.87	40.61
Additions	3.85	-
Depreciation/amortisation charge	(5.80)	(2.44)
Closing net book value	53.92	38.17
As at 31 March 2003		
Cost	474.46	60.36
Less Accumulated depreciation/amortisation	(420.54)	(22.19)
Net book value	53.92	38.17

Capital expenditure commitments

The Group' s capital expenditure contracted as at 31 March 2003 and 31 December 2002 but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
	Currency	2003 Unit: Million	2002 Unit: Million
Related to iPSTAR project	US$	145.90	150.69
	NOK	16.14	10.75
Related toGSM 1800 Network	US$	7.77	7.77
Other	Baht	3.05	2.85

7. Borrowings

	Consolidated		Company	
	31 March 2003 Baht Million	31 December 2002 Baht Million	31 March 2003 Baht Million	31 December 2002 Baht Million
Current	1,724.06	3,284.47	11.60	11.46
Non-current	14,225.68	11,509.75	3,190.55	3,186.27
Total borrowings	15,949.74	14,794.22	3,202.15	3,197.73

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the three-month period ended 31 March 2003		
Opening balance	14,794.22	3,197.73
Additions	3,898.15	-
Increase from acquisition of a subsidiary	72.10	-
Repayments	(2,766.21)	(0.19)
Amortisation of discount/deferred debt issue costs	12.37	4.61
Foreign currency translation adjustment	(60.89)	-
Closing balance	15,949.74	3,202.15


SHIN
CORPORATION

7. Borrowings (continued)

Following the issue of unsubordinated and unsecured debentures in May 2002, the Company has to comply with the conditions in the debenture agreement concerning maintaining a certain ratio, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain subsidiaries and associates.

8. Share capital, premium and warrants

	For the three-month period ended 31 March 2003			
	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Issued and paid-up share capital				
Opening balance	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	-	-	-
Closing balance	2,937.00	2,937.00	4,837.50	7,774.50

As at 31 March 2003, the total authorised number of ordinary shares was 5,000 million (31 December 2002 : 5,000 million shares) with par value of Baht 1 per share (31 December 2002 : Baht 1 per share). Issued shares of 2,937 million shares are fully paid. The warrants outstanding at 31 March 2003 amount to 229 million units.

Warrants

a) Warrants issued and offered to directors and employees (ESOP)

The outstanding 29 million warrants or equivalent to 0.99% of the Company's total paid up share capital (before dilution), which have been issued and offered to directors and employees who are eligible for such allocation are in registered form and non-transferable. The terms of the warrants do not exceed 5 years and there is no offer price. The first exercise date is 27 March 2003 and the last is 26 March 2007. The exercise price is Baht 17.80 each.

Movement of warrants is as follows:

	For the three-month period ended 31 March 2003		
	Directors Unit Thousand	Employees Unit Thousand	Total Unit Thousand
At beginning of period	18,593	10,407	29,000
Granted	-	-	-
Exercised	-	-	-
At end of period	18,593	10,407	29,000

b) Warrants issued and offered to public

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered name and transferable with the maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date is 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction cost.

Movement in number of outstanding warrants is as follows:

For the three-month period ended 31 March 2003	Unit Thousand
At beginning of period	200,000
Granted	-
Exercised	-
At end of period	200,000

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

9. Other income

Other income for the three-month periods ended 31 March 2003 and 2002 comprised:

	Consolidated		Company	
	31 March 2003 Baht Million	31 March 2002 Baht Million	31 March 2003 Baht Million	31 March 2002 Baht Million
Gain on sale of investment	-	24.15	-	24.15
Gain on deemed disposal of interest on dilution of investment in subsidiaries	6.39	283.28	-	283.28
Interest income	9.17	8.14	7.95	5.85
Others	18.53	63.34	8.61	15.87
	34.09	378.91	16.56	329.15

10. Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the three-month periods ended 31 March 2003 and 2002:

		Consolidated		Company	
	Notes	31 March 2003 Baht'000	31 March 2002 Baht'000	31 March 2003 Baht'000	31 March 2002 Baht'000
Cash flows from operating activities					
Net income for the period		1,966,646	1,703,158	1,966,646	1,703,158
Adjustment for :					
Depreciation charges	6	112,323	97,382	5,805	6,425
Amortisation charges	6	291,772	288,556	2,445	1,822
Gains on sales of investments	9	-	(24,153)	-	(24,153)
Share of net result of investments from subsidiaries, joint ventures and associates	5	(2,046,298)	(1,445,016)	(1,989,036)	(1,396,167)
Gain on deemed disposal of interest on dilution of investments in subsidiaries	9	(6,395)	(283,279)	-	(283,279)
Unrealised (gain) loss on exchange rate		885	(33,154)	(8,611)	(14,283)
Realised gain on exchange rate		(20,554)	(8,554)	-	(118)
Allowance for doubtful accounts		(21,732)	10,330	-	-
Share of net result in subsidiaries to minority interests		78,524	142,027	-	-
Others		25,977	44,950	4,371	12,543
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(125,353)	(197,153)	(5,002)	(15,945)
- inventories		(117,417)	2,721	-	3,426
- other current assets		74,762	(33,465)	(458)	(3,215)
- other assets		2,229	3,993	105	4,781
- trade accounts and notes payable		(115,007)	(43,491)	10,479	(29,009)
- accrued concession fee		452,451	332,165	-	-
- other current liabilities		(241,049)	(44,329)	(35,251)	(57,978)
- accrued long-term interest		41,593	-	41,594	-
- other liabilities		(7,405)	7,360	-	(625)
Net cash flows from (used in) operating activities		345,952	520,048	(6,913)	(92,617)


SHIN
CORPORATION

11. Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies in which Shinawatra family members are principal shareholders or directors are recognised as related parties transactions with the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amounts. Transactions of work in progress between a subsidiary and related parties were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month periods ended 31 March 2003 and 2002 as follows:

a) Sales of goods and services

	Consolidated		Company	
	31 March 2003 Baht Million	31 March 2002 Baht Million	31 March 2003 Baht Million	31 March 2002 Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	22.12	12.34
Interest income	-	-	1.12	2.29
	-	-	23.24	14.63
Associates				
Consulting and management service	56.33	72.85	56.33	72.85
Computer service income	20.42	19.07	-	-
Advertising income (Gross 2003: Baht 305.18 million 2002: Baht 500.41million)	84.16	136.32	-	-
Rental	23.67	22.81	-	-
	184.58	251.05	56.33	72.85
Joint ventures				
Consulting and management service	0.17	0.95	0.28	0.32
Rental and advertising income	4.78	-	-	-
	4.95	0.95	0.28	0.32
Related parties				
Computer service income and others	2.53	1.62	0.08	0.04
	2.53	1.62	0.08	0.04


SHIN
CORPORATION

11. Related party transactions (continued)

b) Purchases of goods and services

	Consolidated		Company	
	31 March 2003 Baht Million	31 March 2002 Baht Million	31 March 2003 Baht Million	31 March 2002 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	0.72	1.13
Rental and advertising expense	-	-	5.38	3.96
	-	-	6.10	5.09
Associates				
Rental and other expenses	25.12	28.53	0.34	1.66
Joint ventures				
Advertising expense	0.06	0.06	-	0.06
Related parties				
Advertising and other expenses	28.31	19.61	5.42	6.05
Payment for work in progress	14.88	53.69	-	-
	43.19	73.30	5.42	6.05

c) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	31 March 2003 Baht Million	31 December 2002 Baht Million	31 March 2003 Baht Million	31 December 2002 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	27.26	4.19
Associates	78.17	243.64	-	-
Joint ventures	3.02	0.45	-	
Related parties	0.44	2.21	-	
Total trade accounts receivable - related parties	81.63	246.30	27.26	4.19
Accrued income - related parties				
Subsidiaries	-	-	1.45	16.93
Associates	295.12	193.26	2.89	3.95
Joint ventures	0.04	0.06	0.07	0.10
Related parties	0.13	-	-	-
Total accrued income - related parties	295.29	193.32	4.41	20.98
Trade accounts payable - related parties				
Subsidiaries	-	-	2.80	1.05
Associates	14.47	14.42	-	0.05
Joint ventures	0.10	0.05	-	-
Related parties	16.86	4.48	1.43	0.67
Total trade accounts payable - related parties	31.43	18.95	4.23	1.77


SHIN
CORPORATION

11. Related party transactions (continued)

d) Amounts due from, advances and loans to related parties

	Consolidated		Company	
	31 March 2003 Baht Million	31 December 2002 Baht Million	31 March 2003 Baht Million	31 December 2002 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	780.85	779.36
Associates	0.14	48.69	0.11	0.20
Joint ventures	101.35	0.01	-	0.01
Related parties	5.05	9.24	0.03	0.06
Total amounts due from and advances to related parties	106.54	57.94	780.99	779.63
Loans to related party				
Current portion - Subsidiaries	-	-	-	71.46
Total loans to related party	-	-	-	71.46
Total amounts due from, advances and loans to related parties	106.54	57.94	780.99	851.09
Long-term loans to related party				
Subsidiary	-	-	-	71.45

Movement of loans to related party

	Company Baht Million
For the three-month period ended 31 March 2003	
Opening balance	142.91
Repayment	(142.91)
Closing balance	-

e) Amount due to and loans from related parties

	Consolidated		Company	
	31 March 2003 Baht Million	31 December 2002 Baht Million	31 March 2003 Baht Million	31 December 2002 Baht Million
Amount due to and loan from related parties				
Subsidiaries	-	-	0.17	0.61
Associates	1.59	1,47	0.20	-
Joint ventures	-	0.90	-	-
Related parties	1.91	1.26	-	-
Total amount due to and loan from related parties	3.50	3.63	0.37	0.61


SHIN
CORPORATION

11. Related party transactions (continued)

f) Other assets

	Consolidated		Company	
	31 March 2003 Baht Million	31 December 2002 Baht Million	31 March 2003 Baht Million	31 December 2002 Baht Million
Customer deposits				
Associates	4.16	4.09	-	-
Related parties	19.08	14.35	5.82	6.83
Total other assets	23.24	18.44	5.82	6.83

g) Warrants granted to directors (Note 8 a)

h) Special reward program

In the second quarter of 2002, certain subsidiaries, associates and joint venture granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years. The rights may be exercised after the first year but within 5 years of the date the rights were granted. The calculation of Special Reward Program is based on the improvement of operational performance of such subsidiaries, associates and joint venture between the date the rights were exercised and the date the rights were granted. However, the reward may not exceed each person's budget. The first grant of Special Reward Program to directors of the Company is 3.3 million units.

i) Comfort letters

The Company and a subsidiary have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 120.95 million and US$ 1.79 million (31 December 2002: Baht 219.72 million and US$ 23.65 million). Under the terms of the comfort letters, the Company and subsidiary must hold its interests in the subsidiaries and joint ventures and cannot pledge any of its shares until the loans have been fully repaid.

j) Other agreements with related parties

Significant other agreements with related parties as at 31 March 2003 and 31 December 2002 are as follows:

1. As at 31 March 2003, a subsidiary company had a contingent liability for a long-term loan guaranteeing its own subsidiary an amount of Baht 773.67 million (31 December 2002: Baht 827.71 million).

2. Certain subsidiaries, associates and joint venture have entered into agreements with the Company, which is committed to provide consulting and management services and other central services for periods of 1 year with options to renew. The subsidiaries, associates and joint venture are committed to pay the Company for services in respect of the agreements amounting to approximately Baht 20.66 million per month (2002: Baht 20.98 million per month).


SHIN
CORPORATION

12. Contingencies

As at 31 March 2003, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 353.44 million (31 December 2002: Baht 383.60 million) on a consolidated basis and Baht 144.18 million (31 December 2002: Baht 144.18 million) on a Company basis.

A subsidiary is a defendant in various legal actions involved with launching news. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provisions or accruals in respect of such legal actions have been raised in these interim financial statements.

The Income Tax Authority of India raised an assessment against a subsidiary and was in the process of investigation for withholding tax for the periods from 1 April 1996 to 31 March 1997 and from 1 April 1998 to 31 March 2002. For this quarter, the subsidiary had paid an amount of Rupee 100 million (Approximately Baht 94 million) for the tax assessment, which is presented as other current assets in the consolidated balance sheets. If, the Commissioner passes a favourable order holding that the subsidiary is not taxable, it would be eligible to receive the entire amount as a refund together with interest. Currently, the subsidiary is in the process of filing appeals against the order with the Commissioner of Income Tax (Appeals). However, tax consultant company in India commented that this assessment would have no material adverse impact to the subsidiary.

The Income Tax Authority of Cambodia raised an assessment against a subsidiary for corporate income tax for the period from 1995 to 2000 except 1996 amounting to USD 5 million (approximately Baht 215 million). The subsidiary is in the process of filing appeals with the Secretary of State, Ministry of Economy and Finance on the reasonable basis that a subsidiary had operation results of a loss and had sufficient loss carried forwards as a tax deduction for the period. On 5 May 2003, the Secretary of State, Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Posts and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these consolidated financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact to the subsidiary.

Lao Telecommunications Company Limited ("LTC"), a joint venture of a subsidiary, entered into a loan agreement with the Ministry of Finance (MoF) of the Lao People's Democratic Republic on 9 June 2000 for DM 9 million for the procurement and installation of a rural telecommunications network and consulting services. However, LTC has not recognised either the loan or the associated equipment since LTC has not received appropriate documentation to support this transaction. As a result, LTC has been unable to reliably assess the value of assets and liabilities. Management of the subsidiary believes that the loan should not be recognised in the financial statements until there is sufficient evidence to support such a transaction. However Shin Satellite Public Company Limited, as a joint venture partner in LTC, has disputed the loan obligations.

13. Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

SHIN CORPORATION

14. Subsequent event

(a) Dividend and Warrant

On 29 April 2003, the Annual General Meeting of Shareholders of the Company passed the following resolutions:

Dividend payment

It is approved the distribution of dividends at Baht 0.50 per share totalling Baht 1,468.50 million. The dividend will be paid on 26 May 2003.

Warrants

It has approved the second issuance and offer of 18.08 units of warrants, which is equivalent to 0.61% of the Company's total paid-up capital (before dilution), to eligible employees, directors and advisors. The terms of the warrants do not exceed 5 years from the issue and offering date and there is no offer price. The exercise price is Baht 13.67 each. The Company is in the process of getting approval from the Securities Exchange and Commission. Furthermore, it has approved an allocation of 18.08 million ordinary shares at the par value of Baht 1 each, which is reserved for the exercise of such warrants.

The Annual General Shareholders' Meeting of Shin Satellite Public Company Limited ("SSA") on 28 April 2003 passed the resolutions on issuance and offer of 4.40 million units of warrants, which is equivalent to 1.01% of SSA's total paid-up capital (before dilution), to eligible employees, directors and advisors. The warrants are in registered form and non-transferable. The terms of warrants do not exceed 5 years and there is no offer price. Furthermore, it has approved an allocation of 4.40 million ordinary shares at the par value of Baht 10 each, which is reserved for the exercise of such warrants.

The Annual General Shareholders' Meeting of ITV Public Company Limited on 28 April 2003 passed the resolutions on issuance and offer of 16.77 million units of warrants, which is equivalent to 1.46% of ITV's total paid-up capital (before dilution), to eligible employees, directors and advisors. The warrants are in registered form and non-transferable. The terms of warrants do not exceed 5 years and there is no offer price. ITV is in the process of getting approval from the Securities Exchange and Commission.

(b) Dividend payment by subsidiaries and associate

The Annual General Shareholders' Meetings of Advanced Info Service Public Company Limited, SC Matchbox Company Limited and I.T. Applications and Services Company Limited held on 29 April 2003, 30 April 2003 and 30 April 2003 respectively, passed the resolutions to pay dividends of Baht 1.55 per share (totalling Baht 1,958.75 million), Baht 166.67 per share (totalling Baht 150 million) and Baht 5 per share (totalling Baht 5 million), respectively. The payments will be made to the Company on 23 May 2003, 30 May 2003 and 30 May 2003, respectively.

(c) AD Venture Company Limited (ADV)

On 28 April 2003, ADV, a subsidiary, has acquired an additional 12 million ordinary shares of Shineedotcom Company Limited at the total amount of Baht 75 million from NTT Communications (Thailand). Thus, the investment of ADV in Shineedotcom Company Limited increased from 59.99% to 99.99% of its registered and paid up capital.

SHIN CORPORATION